Performance

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Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 2/29/2016

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-3.66%**	**-3.35%**	**7.18%**	**6.92%**	**5.36%**	**6.62%**
S&P 500® Index[3]	-6.59	-6.19	10.75	10.13	6.44	8.72
Barclays Aggregate Bond Index[4]	1.77	1.50	2.22	3.60	4.70	5.56
Dividend Growth Class I	**-4.39**	**-5.59**	**8.93**	**9.19**	**--**	**8.57**
S&P 500® Index[3]	-6.59	-6.19	10.75	10.13	--	6.83
Dividend Growth Class S	**-4.53**	**-5.87**	**8.65**	**8.92**	**--**	**7.54**
S&P 500® Index[3]	-6.59	-6.19	10.75	10.13	--	6.36
Global Dividend Growth[5] Class I	**-6.87**	**-9.08**	**3.96**	**4.62**	**--**	**7.68**
Global Dividend Growth[5] Class S	**-6.94**	**-9.28**	**3.72**	**4.36**	**--**	**7.41**
MSCI World Index[6]	-8.32	-11.00	5.32	4.92	--	5.89
Small Cap Dividend Growth Class I	**-6.30**	**-5.37**	**--**	**--**	**--**	**-9.34**
Small Cap Dividend Growth Class S	**-6.27**	**-5.49**	**--**	**--**	**--**	**-9.51**
Russell 2000® Index	-13.38	-10.16	--	--	--	-16.43
Large Cap Growth	**-6.67**	**-5.42**	**10.37**	**9.09**	**6.33**	**9.67**
Russell 1000® Growth Index[7]	-7.01	-5.05	12.54	10.95	7.74	10.74
Mid Cap Growth	**-10.31**	**-13.58**	**6.92**	**6.32**	**5.33**	**11.27**
Russell Midcap® Growth Index[8]	-8.24	-10.84	9.89	8.84	6.99	--
International Growth[5]	**-9.99**	**-10.91**	**0.65**	**0.95**	**1.04**	**3.51**
MSCI EAFE Index[9]	-10.16	-15.18	0.38	0.56	1.49	4.66
Small Cap Growth[10]	**-14.33**	**-17.86**	**4.64**	**4.73**	**5.01**	**9.65**
Russell 2000® Growth Index[11]	-15.69	-16.65	7.05	6.90	5.72	6.93
Developing Markets Growth[5]	**-11.75**	**-25.20**	**-10.58**	**-7.66**	**-0.24**	**2.60**
MSCI Emerging Markets Index[12]	-9.08	-25.24	-11.13	-7.74	-0.55	2.03

Average Annual Total Returns - Fixed Income Funds

As of 2/29/2016

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[13]	**1.11%**	**2.04%**	**0.86%**	**1.46%**	**3.60%**	**5.62%**
Barclays U.S. 1-3 Year Gov't/Credit Index[14]	1.90	2.56	1.49	2.44	3.92	5.83
Quality Income	**-0.06%**	**-0.30**	**0.28**	**--**	**--**	**0.30**
Barclays 1-3 Year Gov't/Credit Index[15]	0.48	0.91	0.84	--	--	0.85
Tax-Free Income[16]	**2.11**	**4.48**	**4.33**	**6.86**	**4.33**	**5.38**
Barclays 5-Year Municipal Index[17]	1.73	3.15	2.37	3.50	4.24	5.30
Minnesota Tax-Free Income[16,18]	**1.65**	**3.61**	**3.33**	**5.60**	**4.56**	**4.92**
Barclays 5-Year Municipal Index[17]	1.73	3.15	2.37	3.50	4.24	4.59

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Quality Income Fund 12/31/12; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12).

(7) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(8) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(9) MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

(10) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(11) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(12) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(13) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(14) The Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(15) The Barclays 1-3 Year U.S. Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transacton costs, management fees or other costs. It is not possible to invest directly in an index.

(16) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(17) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(18) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

Performance

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 2/29/2016

(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.95%	1.75%
Dividend Growth Class S	1.70	1.49
Global Dividend Growth[2] Class I	1.81	1.75
Global Dividend Growth[2] Class S	1.57	1.47
Small Cap Dividend Growth Class I	1.69	--
Small Cap Dividend Growth Class S	1.45	--

Current Yields and Distribution Rates - Fixed Income Funds

As of 2/29/2016

(Updated Monthly)

Fund Name	30-Day SEC Yield [1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities [3]	2.54%	1.84%	0.01950
Quality Income	1.44	1.02	0.00906
Tax-Free Income [4]	2.86	3.46	0.02806
Minnesota Tax-Free Income[4,5]	2.38	3.27	0.02725

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

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